February 24, 2012

Jay Williamson

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:

VolitionRX Limited

Amendment to Form 8-K

Filed January 11, 2012

File No. 000-30402

Dear Mr. Williamson:

VolitionRX Limited, a Delaware corporation (the “Company”), has received and reviewed your letter of January 27, 2012, pertaining to the Company’s Form 8-K/A (the “Filing”) filed January 11, 2012 with the Securities & Exchange Commission (the “Commission”).

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The following numbered responses correspond to those numbered comments as set forth in the comment letter dated January 27, 2012.

Form 8-K/A, filed January 11, 2012

General

1.

We note you have made changes to certain financial statement items between Amendment 1 to Form 8-K filed November 1, 2011 and Amendment 2 to Form 8-K filed January 11, 2012. Please revise disclosure to include a discussion of changes that have been made between each amendment. In this regard, we note changes to amounts in your statement of cash flows as well as changes in the per share price of shares issued during each period presented.

RESPONSE:  We have revised the Filing on Page 2 to include the following language:

“EXPLANATORY NOTE

This Amendment No. 3 to our Current Report on Form 8-K originally filed on October 13, 2011, (the “Original Filing’) is being made to respond to certain comments received from the Staff of the Securities and Exchange Commission, including, but not limited to, various changes made to certain financial statement items between Amendment No. 1 to the Form 8-K filed November 1, 2011 and Amendment No. 2 to the Form 8-K filed January 11, 2012.

150 Orchard Road

Orchard Plaza 08-02

Singapore 238841

Specifically, the financial statements filed as Exhibit 99.02 to Amendment No. 2 as compared to the financial statements for the same period that were filed as Exhibit 99.01 to the Amendment No. 1 reflect the following changes: (i) The figure for non-cash financing activities at the foot of the Consolidated Statement of Cash Flows was amended from $900,000 to $1,000,000 in order to reflect the entire note payable that was entered into; (ii) Note 2(f) Foreign Currency Translation was amended to provide additional information about our functional currency and exchange rate; (iii) Note 4 Property and Equipment was amended to revise the depreciation expense of the Company during the period ended December 11, 2010; (iv) Note 10 Subsequent Events was amended to provide additional information about shares issued for services subsequent to December 31, 2010. In particular, the valuation per share of 350,000 shares issued to a related party was revised from $0.30 to $1.00 to reflect the most recent cash issuance prices relative to the date of grant, and the disclosure was revised as follows: Subsequent to the period end, the Company also issued 350,000 shares of common stock to a related party in advance for research and development and investment relation services to be performed over a five year period. The shares were valued at $1.00 per share based on the most recent cash issuance prices relative to the grant date as this was determined to be the most readily determinable value in accordance with ASC 718 and ASC 505. The Company will expense the shares monthly as services are provided. Because the shares are fully vested and non-forfeitable, the shares were valued based on the current market price on the grant date and will be amortized over the life of the agreement; and (v) Note 10 Subsequent Events was also amended to include further information about the share exchange agreement with Standard Capital Corporation as follows: Upon completion of the transaction, the former shareholders of the Company owned 6,906,852 shares of the Company’s common stock, representing approximately 85% of the outstanding common stock of the Company. As a result, the acquisition has been recorded as a reverse merger with the Company being treated as the accounting acquirer and SCC as the legal acquirer (accounting acquiree).

For convenience and ease of reference, the Company is filing this Form 8-K/A in its entirety with all applicable changes and unless otherwise stated, all information contained in this amendment is as of October 13, 2011, the filing date of the Original Filing. Except as stated herein, this Form 8-K/A does not reflect events or transactions occurring after such filing date or modify or update those disclosures in the Original Filing that may have been affected by events or transactions occurring subsequent to such filing date.”

Item 1.01

2.

Please explain the reference to the cancellation of 40% of the 2.02 million shares issued and outstanding. Please clarify when this cancellation occurred, the terms of the cancellation and how this cancellation was affected. Did the shareholders enter into an agreement for the cancellation of their shares? If so, please file as an exhibit.

RESPONSE:  Pursuant to the terms and conditions of that certain Share Exchange Agreement by and between Standard Capital Corporation (“Standard”), Singapore Volition Pte Limited, and the respective shareholders thereof, as filed on Form 8-K with the Commission on September 29, 2011, Standard was to effectuate a 0.6-for-1 reverse split which would have reduced each shareholder’s shares by 40% and resulted in 1,212,000 shares of the Company’s common stock issued and outstanding. However, the Company and its shareholders determined that in lieu of effectuating the reverse stock split each shareholder would simply cancel 40% of their existing shares. We have contacted previous management of Standard to obtain all documentation related to this transaction.  We will provide you with an updated response once we have received this documentation.

150 Orchard Road

Orchard Plaza 08-02

Singapore 238841

Item 5.01

3.

We reissue prior comment nine from our letter dated November 23, 2011. Please provide the information requested by Item 5.01(a)(6).

RESPONSE:  We have revised the Filing on Page 4 to include the following language:

“On September 26, 2011, the Company, then under the name Standard Capital Corporation, and its controlling stockholders (the “Controlling Stockholders”) entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with Singapore Volition Pte Limited, a Singapore registered company (“Singapore Volition”) and the shareholders of Singapore Volition (the “Volition Shareholders”), whereby the Company acquired 6,908,652 (100%) shares of common stock of Singapore Volition (the “Volition Stock”) from the Volition Shareholders.  At the time the Share Exchange Agreement closed, none of the Controlling Stockholders of the Company beneficially owned more than 5% of the Company’s issued and outstanding shares of common stock; accordingly, the Volition Shareholders acquired control collectively from the Board of Directors of the Company and its Officers.

Form 10 Disclosure

4.

We partially reissue prior comment 11. We continue to note references to your products. For instance, on page nine you state “we currently have two blood tests in the NuQ-X family” and “generally, one of the Company’s tests is used as a frontline test….” Please revise to clearly reflect that you are in the development stage and that you have no products to date.

RESPONSE:  We have revised the Filing throughout to indicate that we are in the development stage and have no products to date.

5.

 We note your statement on page six that your “early pilot clinical studies have demonstrated a high rate of detecting cancer … [and while] these small pilot studies must be confirmed in larger clinical studies, [they] are promising findings.” You further state your belief that your tests “will be able to detect and characterize cancer and other disease states better than existing methods based on the outcomes [you] have received …” We note similar statements elsewhere in your document. Please note that statements about the efficacy of your proposed product should be substantiated or removed. Please revise throughout as appropriate. Similarly, we continue to note your statement that you believe your tests will be adopted quickly in the healthcare market because these are ELISA tests. Please provide the basis. We continue to note that you are a development stage company and have only conducted limited testing of these proposed products. In this regard your attention is directed to prior comments 12, 15, and 17 from our letter dated November 23, 2011 for further clarification of the types of statements which require substantiation and the methods for doing so.

RESPONSE:  We have revised the Filing throughout to remove promotional statements and to either substantiate or remove statements regarding the efficacy of our proposed products.

6.

We note your response to prior comment 15 and the revised text on page nine. Please revise to further substantiate these statements or remove them. Where statements are based on the results of scientific studies, please clarify:

•

The nature and results of the studies performed, including the procedures followed in conducting the study and the confidence levels associated with the results; and,

•

Advise us which journals you have submitted your studies to and provide us with copies of your submissions.

RESPONSE:  We have revised the Filing on Page 10 to include the following language:

“Early clinical studies of the NuQ-XTM test prototype for the presence of circulating nucleosomes in the blood have been carried out on blood samples from 19 cancer patients (including lung, colon and pancreatic cancers) and 20 healthy patient controls.  In these studies, a result was deemed positive if the level of circulating nucleosomes detected in the blood of a patient was elevated above the maximum level of the normal range expected of healthy people as commonly defined (the mean ± 2 standard deviations of the mean which statistically includes 95% of normal people). All tests were performed in duplicate.  The results are shown in the graph below (bars show the error of duplicate analysis).

150 Orchard Road

Orchard Plaza 08-02

Singapore 238841

Figure 2 – Results of NuQ-XTM test prototype clinical study carried out internally by the Company’s scientists at its laboratory in Belgium.

Figure 2 shows the Optical Density (colour) result produced in the NuQ-XTM test of serum samples taken from healthy volunteers and subjects diagnosed with lung, colon or pancreatic cancer (as well as positive and negative control samples). Blood samples were taken and the serum was separated in the usual way - approximately 10mL blood was drawn by venepuncture into a glass tube and allowed to clot. The tube was centrifuged for approximately 10 minutes at approximately 3000 x g. The serum was removed to a plastic tube and frozen until analysed by ELISA.  10µL (0.01 mL) of serum was tested using the Nucleosomics ELISA procedure. This was a typical ELISA analytical procedure using 2 antibodies that bind to nucleosomes. The first antibody is immobilised on a plastic surface and the second antibody is linked to a detectable enzyme to monitor antibody nucleosome binding. Uniformly low antibody-nucleosome binding was detected in samples from healthy subjects. Higher antibody-nucleosome binding was detected in samples from subjects diagnosed with cancer.

In addition, 12 other disease patient controls (Inflammatory Bowel Disease) were tested using the NuQ-XTM test. Some patients were positive for nucleosomes, but these nucleosomes were found to contain different proportions of histone variants and histone modifications and were distinguishable from cancer nucleosomes using the prototype NuQTM panel. This involved a further four ELISA tests on the same samples to determine the relative proportions of four different types of nucleosomes in the samples.

The studies were carried out internally by the Company’s scientists at its laboratory in Belgium using a small number of patient samples from two hospitals in Belgium and samples taken from healthy volunteers in the United Kingdom. The results of these studies have not been submitted to or published in any journals (peer reviewed or otherwise). The Company intends to conduct large scale clinical validations, both retrospective and prospective, of these test prototypes for colon, lung, and pancreatic cancers as well as additional cancer types.”

7.

We reissue prior comment 17. We continue to note several promotional statements throughout your document, such as your statement on page 13 that “we believe this Hyper Genomics TM technology has the potential to be groundbreaking” and the statement on page 21 that you expect rapid growth, if and when your products gain acceptance. Please remove these and similar promotional statements or provide us with the basis for your conclusion that your products are groundbreaking.

RESPONSE:  We have revised the Filing to remove these statements and other promotional statements made throughout the Filing.

8.

We note statements throughout your document, including on pages 11 and 12 about the proposed pricing of your products and the estimated costs to manufacture. With a view to disclosure, please advise us how you developed these estimates.

RESPONSE:  We have revised the Filing throughout to either substantiate or remove statements regarding the proposed pricing of our proposed products and the estimated costs to manufacture.

150 Orchard Road

Orchard Plaza 08-02

Singapore 238841

9.

Given the development stage of the company, you have no agreements or arrangements with diagnostic companies, and the limited testing of your proposed products to date, the statement on page 11 that you believe your future products will command the high end of the price range and the reference to the “accuracy” of your products appears promotional. Please remove. Similarly, the discussion of the estimated cost to manufacture and the estimated selling price of the disposable home use tests appear promotional at this point in time. We note that you will have to undergo regulatory approval to sell your products other than for research use.

RESPONSE:  We have revised the Filing throughout to remove any promotional statements and to remove the estimated manufacture and selling price of the disposable home tests.

10.

Please reconcile the disclosure on page 20 that “the funding required to bring our current pipeline of products to the RUO market is in place” with the disclosure in the Liquidity and Capital Resources section on page 33 that “our cash reserves are only adequate to fund operations for a limited period of time” and that “in view of the potential lack of financing, Singapore Volition may be obliged to discontinue operations.” Provide a more detailed discussion in this section of what cash is currently available for which portions of your business plan and clearly discuss in greater detail the need for additional financing and the impact upon the company and your business plan if you are unable to obtain such additional financing.

RESPONSE:  We have revised the Filing to include the following language:

Page 33:

“As of September 30, 2011, Singapore Volition had cash of $959,090 and prepaid expenses of $353,500, and other current assets of $98,452.  Singapore Volition had current liabilities of $1,511,480, including $1,110,000 due in respect of stock issuances.  This translates into a working capital surplus, excluding prepayments of $353,500 and $1,110,000 due in respect of stock issuances, of $656,062, which means that our cash reserves are only adequate to fund operations for a limited period of time.  We intend to use our cash reserves to fund further research and development activities.  We expect to receive a certain amount of additional grant funds over the period to March 31, 2012, but this is not assured and otherwise we do not have any source of revenues as of September 30, 2011 and expect to rely on additional financing.  We are pursuing plans to seek further capital through the sale of additional stock; however we currently have not entered into a specific transaction and there is no assurance that we will complete such a transaction.

In the event that additional financing is delayed, the Company will prioritize the maintenance of its research and development personnel and facilities, primarily in Belgium, and the maintenance of its patent rights. However the development of the current pipeline of intended products for the RUO market would be delayed, as would clinical validation studies and regulatory approval processes for the purpose of bringing products to the IVD market. In the event of an ongoing lack of financing, we may be obliged to discontinue operations, which will adversely affect the value of our common stock.”

Page 21:

“If we do not have enough funds to fully implement our business plan, we will be forced to scale back our plan of operations and our business activities, increase our anticipated timeframes to complete each milestone or seek additional funding.  In the event that additional financing is delayed, the Company will prioritize the maintenance of its research and development personnel and facilities, primarily in Belgium, and the maintenance of its patent rights. However the development of the current pipeline of intended products for the RUO market would be delayed, as would clinical validation studies and regulatory approval processes for the purpose of bringing products to the IVD market. In the event of an ongoing lack of financing, the Company may be obliged to discontinue operations, which will adversely affect the value of its common stock.”

150 Orchard Road

Orchard Plaza 08-02

Singapore 238841

11.

We note reissue prior comment 22. Please revise to more fully address the material terms of your agreements, including any fees, royalties, and fixed payments paid or payable pursuant to the agreements. Similarly, discuss the material terms of the Soft Repayable Grant, such as how the grant may be deemed a failure under the agreement and how the amount that must be repaid is calculated.

RESPONSE:  We have revised the Filing to more fully address the material terms of our agreements.  Further, in regards to the Soft Repayable Grant, we have revised the Filing on Page 23 to include the following language:

“On March 16, 2010, ValiBio entered into a Soft Repayable Grant Advance on the Diagnosis of Colorectal Cancer by “NucleosomicsTM” (“Loan Agreement”) with the Walloon Region government in Belgium (“Walloon”), wherein Walloon agreed to provide up to a maximum of €1,048,020 EUR (the “Grant”) to help fund the research endeavors of ValiBio, including the development and clinical validation process of a tool for screening/early diagnosis of colorectal cancer based on the NucleosomicsTM technology.  Walloon agreed to provide working capital of €419,280 EUR, which was received by ValiBio in January 2011.  Once ValiBio has conducted its research, if the research project is successful, ValiBio has the option to exploit the results of the research, meaning produce, sell or export any associated product or service in any country.

According to the Loan Agreement, if ValiBio decides to exploit the results, it shall make annual payments to Walloon from 2013 to 2022 of various payment amounts (the “Annual Payments”) totaling €314,406 EUR (equal to 30% of the Grant) in addition to a 6% royalty on all relevant sales from the products and services.  However, if ValiBio does not receive the full Grant amount, ValiBio shall pay a proportion of the Annual Payments, which proportion shall be equal to the total amount of the Grant actually received by ValiBio divided by the total amount of the Grant (€1,048,020 EUR).  The maximum amount payable to Walloon is twice the amount of the Grant received.  If ValiBio decides not to exploit the results, it is exempt from repaying Walloon the amount of the Grant if ValiBio communicates its decision to Walloon by outlining the failure of the research project and if ValiBio transfers the rights to the research results to Walloon.  If ValiBio does not fulfill both of these conditions, ValiBio must reimburse the total Grant to Walloon.  The research project will be considered a success and Annual Payments will be payable to Walloon if the research project generates knowledge, patents and/or prototypes irrespective of any sales from products and services.  A copy of the Loan Agreement is attached hereto as Exhibit 10.05 and is incorporated herein by reference.”

12.

Please provide the disclosure requested by Item 101(h)(4)(xii) of Regulation S-K. In this respect your attention is directed to prior comment 25.

RESPONSE:  We have revised the Filing on Page 41 to include the following language:

“Identification of Significant Employees

The Company has no full-time or part-time employees.

Our subsidiary, Singapore Volition, has one full-time employee, Charlotte McCubbin, Communications Manager, who is responsible for all communications, such as the Company’s website and news releases, as well as the Company’s branding and visual communications.  Singapore Volition has no part-time employees.

Our subsidiary, Belgian Volition, has four full-time employees:  three laboratory technicians including Dr. Marielle Herzog, Muriel Chapelier and Katty Scoubeau; and Maria Dolores Fernandez, who provides administrative services.  Belgian Volition has no part-time employees.

Our subsidiary, Hypergenomics Pte. Limited, has no full-time or part-time employees.”

150 Orchard Road

Orchard Plaza 08-02

Singapore 238841

Financial Information, page 33

13.

The Management’s Discussion and Analysis section is one of the most critical aspects of your disclosure. Therefore, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm.  This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

RESPONSE:  We have revised the Filing on Page 33 to revise our Management’s Discussion and Analysis section.

14.

We note your statement on page 33 that you have $1.1 million “due in respect of stock issuances” and “a working capital surplus.” Your financial statements as of September 30, 2011 describes these as notes payable and suggests you have been repaying the notes with cash instead of by the issuance of shares. In an appropriate location, please describe the material terms of these notes including who has the option of electing between cash or share repayment. In addition, please clarify why you believe it is appropriate to exclude this amount from working capital for purposes of your statement. Also, please file these notes as exhibits.

RESPONSE:  We have revised Note 5 on Page 7 of Exhibit 99.03 to include the following language:

“As at September 30, 2011, the Company owed $1,110,000 (2010 - $900,000) to ValiRX Plc.  Of this amount, $600,000 relates to the $1,000,000 note payable in respect of the acquisition of ValiBio SA, of which $355,807 has been repaid in cash, $44,193 has been settled by payment of liabilities on behalf of ValiBio SA (see below), and the balance of $600,000 is payable in shares in accordance with the terms of the Share Purchase Agreement. The remaining $510,000 relates to the acquisition of further licenses and patent rights in June 2011 (see Note 4), and is also payable in shares under the terms of the Amended Share Purchase Agreement. These amounts are non-interest bearing and secured against the shares of ValiBio SA, and due by issuance of common shares of the Company once the Company becomes a publicly-listed entity.

During the nine months ended September 30, 2011, the Company made repayments of $255,807 and assumed an additional $510,000 in relation to acquisition of further licenses and patent rights (see Note 4).  During the period, the Company paid various accounts payable totaling $44,193 on behalf of ValiBio SA.  Accordingly, the Company had reduced the amount owed to ValiBio by $44,193.”

The terms of the notes payable are determined by the agreement to purchase ValiBio SA and the amendment to it, which were filed as Exhibits 10.08 and 10.15 respectively on January 11, 2012. There is no option to elect between cash or share repayment. The amount of $1,110,000 has been excluded from working capital because it is payable in shares not cash and therefore does not reduce the Company’s cash reserves.

Properties, page 36

15.

We note the reference to your laboratory in Belgium on page 9. Please discuss in this section.

RESPONSE:  We have revised the Filing on Page 37 to include the following language:

“Belgian Volition currently rents laboratory and office space at Facultés Universitaires Notre-Dame de la Paix located at 61 rue de Bruxelles, B-5000, Namur, Belgium for approximately €778 EUR per month.  On January 31, 2011, Belgian Volition entered into a lease agreement with the University for a leasing term of one year.  On February 1, 2012, Belgian Volition entered into an amended leasing agreement with the University, extending the original lease for an additional three months.  Belgian Volition is looking to expand its facilities and is currently sourcing larger premises.  We do not foresee any significant difficulties in obtaining any required additional space.”

150 Orchard Road

Orchard Plaza 08-02

Singapore 238841

Security Ownership of Certain Beneficial Owners and Management, page 36

16.

Please disclose the name(s) of the natural person(s) who have voting and dispositive control over the shares held by Concord International, Inc. and ValiRX PLC. In addition, we note the removal of the footnote that Mr. Rootsaert holds investment and voting control over Concord International. Please explain why Mr. Rootsaert is does not hold investment and voting control, as previously stated.

RESPONSE:  We have revised the Filing on Page 37 to disclose the persons who have voting and dispositive control over the shares held by Concord International, Inc. and ValiRX PLC.

17.

We partially reissue prior comment 29. Please provide the business experience for Mr. Alexander for the past five years. The disclosure in the Form 8-K providing Form 10 information is as of the date initially filed.

RESPONSE:  We have revised the Filing on Page 43 to include the following language:

“KEVIN JOHN ALEXANDER.  Kevin Alexander has several years of experience as an attorney in both the United Kingdom and the United States, and as a business owner, consultant and entrepreneur.  From 1989 to 1999, he was an owner and partner at Bracewell & Giuliani, an international law firm serving Fortune 500 companies, major financial institutions, private investment funds and government entities.  From 1999 to 2000, Mr. Alexander was an owner and partner at Salans, a multi-national firm with several practice areas including banking and finance, corporate, regulatory and public law, and tax law.  His responsibilities as partner at both firms included running a law practice, providing legal advice and overseeing associate solicitors.  From 2000 to 2003, Mr. Alexander was a founder and Chief Executive Officer of GTL Resources Plc, an AIM-listed natural gas project company, where he was responsible for the commercial and financial activities of the company, including obtaining credit approval from a syndicate of banks for a project financing of a gas processing facility. Since 2004, Mr. Alexander has been and currently is a consultant and entrepreneur involved in forming and managing various businesses, both private and public, including ValiRx Plc in 2006.  Since 2006, Mr. Alexander has continued to serve as a director of ValiRx, where he is also responsible for some legal and regulatory work of the company including overseeing some of the legal work on certain transactions undertaken by ValiRx.  Prior to the Share Exchange Agreement, Mr. Alexander was not previously involved with Singapore Volition.  Due to Mr. Alexander’s strong legal background as well as his years of experience with small businesses and public companies, the Board of Directors felt that he would be a talented addition to the Company.  On December 6, 2011, Kevin John Alexander resigned from all positions with the Company, including but not limited to, that of Director.”

Executive Compensation, page 45

18.

Please revise to provide the information for each named executive officer only once in the summary compensation table. Such compensation should not be broken down by company and subsidiary. Similarly revise the directors table. Lastly, we note the Service Agreement discussed in the related transactions section. Please include compensation received by Messrs. Faulkes and/or Reynolds, from this agreement. Item 402 of Regulation S-K requires disclosure of all compensation, direct and indirect.

RESPONSE:  We have revised the Filing on Page 47 to provide the information for each named executive officer and director only once in the executive officer and director summary compensation tables, respectively.  Further, neither Mr. Faulkes nor Mr. Reynolds receives any compensation for his service as a director of Volition Research Limited.  We have revised the Filing on Page 26 to include the following language:

150 Orchard Road

Orchard Plaza 08-02

Singapore 238841

“On August 10, 2011, Singapore Volition entered into a service agreement (the “Service Agreement”) with Volition Research Limited (“Research”), a 100% subsidiary of The Dill Faulkes Educational Trust, a registered UK charity (Charity No. 1070864).   Dr. Martin Faulkes (current Director of VolitionRx Limited) and Mr. Cameron Reynolds (current President, CEO and a Director of VolitionRx Limited) currently serve as directors of Research but do not receive any compensation in exchange for their directorship.  The Service Agreement provides for Research to perform services for Singapore Volition for a period of five years for $21,000 USD per year for an aggregate of $105,000 USD.  Such services require Research to liaison with various medical institutions to promote and raise the profile of Singapore Volition, build and develop long term relationships between UK and International cancer charities and Singapore Volition, and lobby government, health organization and other policy makers on behalf of Singapore Volition and promote the socially responsible ethos of Singapore Volition.  On August 11, 2011, the parties entered into a Settlement Agreement of the Service Agreement (the “Settlement Agreement”) agreeing to convert the $105,000 USD fees due to Research under the Service Agreement to 350,000 shares ($0.30/share) of common stock in Singapore Volition.  The value of the shares acquired were reassessed in accordance with US GAAP related party rules, which has resulted in an increase in their value to $1.00 per share and a corresponding increase in the value attributed to the services for the purposes of the accounts to $350,0000, or $70,000 per year.  True and correct copies of the Service Agreement and Settlement Agreement were filed as Exhibits 10.20 and 10.21, respectively, as part of our Amended Current Report on Form 8-K/A filed with the SEC on January 11, 2012, and are incorporated herein by reference.”

Compensation of Directors, page 47

19.

Please revise to provide the disclosure required by Item 402(o) of Regulation S-K. For instance, discuss the terms of terms of employment for the named executive officers. To the extent that you have agreed to changes in compensation after the business combination, please discuss. For instance, we note the adoption of the 2011 Equity Incentive Plan, as mentioned on page 49. Also, clarify whether you have any employment agreements with the named executive officers.

RESPONSE:  We have revised the Filing on Page 50 to include the requested information.

20.

Please revise to briefly address the material terms of any agreements with your directors whereby you pay, or will pay in the future, compensation to them for their services as directors. In this respect we note exhibit 10.19. See Item 402(r)(3) of Regulation S-K. In addition, please revise to address the material terms of the option awards and provide the information requested by Item 402(r)(2)(iv) of Regulation S-K.

RESPONSE:  We have revised the Filing on Page 50 to include the requested information.

Certain Relationships and Related Party Transactions and Director Independence, page 48

21.

We do not understand how your response to prior comment 31 addresses our comment and reissue. Please name the purchasers in your May 31, 2011 transaction and disclose the price per share paid as well as the number of shares purchased.

RESPONSE:  The May 31, 2011 transaction previously disclosed in our Current Report on Form 8-K filed on October 13, 2011, pertains to a transaction of Standard Capital Corporation (now VolitionRX Limited) prior to the Share Exchange Agreement.  Per the SEC’s prior comment 3, we have revised the Filing to include the related party transactions of Singapore Volition, as opposed to those of Standard Capital Corporation, and accordingly we have removed the disclosure regarding the May 31, 2011 transaction.

Exhibit

22.

We note that Exhibit 10.01, 10.06, 10.08, 10.09 are missing exhibits, schedules and/or attachments. Please file the exhibits in their entirety.

RESPONSE:  We have revised the Exhibits to include all exhibits, schedules and/or attachments.

150 Orchard Road

Orchard Plaza 08-02

Singapore 238841

Please note that we have revised Exhibit 10.06 to attach the Letter of Chroma Therapeutics Limited, however, we did not attach the certified French translation of the Letter.

In regards to Exhibit 10.08, all Schedules were attached to the Exhibit as originally filed.  Exhibit 10.08 references a Schedule 11, however, that reference was made in error as there is no Schedule 11 (or Schedule 10) included with the original agreement.  We have revised Exhibit 10.08 to include a note regarding the erroneous reference to Schedule 11.

Exhibit 99.1

3.Acquisition of ValiBio SA, page 10

23.

We note your response to comment 44 in our letter dated November 23, 2011 which provides an analysis in identifying the acquirer. We note your basis in determining that Singapore Volition is the acquirer of ValiBio, the Belgian subsidiary diagnostic development business of ValiRx. Regardless of Singapore Volition being the acquirer of ValiBio S.A., we note that 83% of Singapore Volitions assets relate to the acquired assets and that your business is primarily that of ValiBio. Please tell us how you determined that ValiBio is not the predecessor of Singapore Volition as it appears your business succeeded to substantially all of the business of ValiBio and appears that Singapore Volition own operations before the succession were insignificant relative to the operations acquired. In this regard, your response to prior comment 10 indicates that the business plan of Singapore Volition is to acquire, develop and bring to production life sciences technologies. Please tell us the nature of Singapore Volition’s assets and operations prior to the acquisition of ValiBio and how you determined that ValiBio is not the predecessor of Singapore Volition.

RESPONSE:  ValiBio SA was a company of no significant substance prior to its acquisition by Singapore Volition, excepting the patent rights held by ValiBio SA, which were valued at $1.2m at the time of the acquisition by Singapore Volition and accounted for 94% of the combined group’s gross assets at December 31, 2010.  However, the patent rights held by ValiBio SA were a necessary condition for the repayable grant of up to €1.04m receivable from the region of Wallonia commencing in 2011, and had not been the basis for any significant amount of research or development of ValiBio SA nor produced any revenue prior to the acquisition. ValiBio SA was formed during 2007 and had one employee from 2008 to May 2009.  After May 2009, ValiBio SA had no employees until its acquisition by Singapore Volition in October 2010. No body of research was inherited by Singapore Volition from ValiBio SA and the opportunity to exploit the patent rights lay entirely in the future, subject to the management and financing resources that could be provided by Singapore Volition. Excluding the valuation of the patent rights, ValiBio SA had net liabilities of $0.2m at the date of acquisition.  At approximately the same date, Singapore Volition had net liabilities of $0.03m and its activity was focused on acquiring a project that it could fundraise for and develop through the recruitment of appropriate senior management. Our conclusion is that in all material relevant respects, the activity of ValiBio SA changed to such an extent after the acquisition that it would not be appropriate to regard that company as the predecessor of Singapore Volition.

Note 7 – Common Stock, page 8

24.

We note you issued 300,000 warrants during the nine months ending September 30, 2011. Please revise to disclose all of the terms of the warrants, including any anti-dilution provisions. Tell us how you determined that equity classification of the warrants was appropriate.

RESPONSE:  We have revised Note 8 on Page 8 of Exhibit 99.03 to include the following language:

“During the nine months ended September 30, 2011, the Company issued 300,000 warrants attached to the issuance of 370,000 shares. The Company has allocated $73,791 of the total $150,000 in proceeds to the value of the warrants. The warrants are exercisable immediately for five years at an exercise price of $0.50, and do not contain any anti-dilution provisions.”

We determined that equity classification of the warrants was appropriate as there are no provisions within the terms of the warrants, including anti-dilution provisions, or embedded features, that would result in the instruments not being indexed solely to the Company’s own common stock. Thus, ASC 815 does not apply and the warrants should be afforded permanent equity treatment.

150 Orchard Road

Orchard Plaza 08-02

Singapore 238841

25.

Regarding your service agreement with Volition Research Limited in which you issued 350,000 shares of common stock, please clarify the services that they will be providing the company. In this regard, you disclose that they will be performing R&D activities. If that is the case, please tell us how you determined it is appropriate to capitalize the feesyou paid for research and development in accordance with ASC 730.

RESPONSE:  The services that Volition Research is to perform for Singapore Volition are to liaison with various medical institutions to promote and raise the profile of Singapore Volition; build and develop long term relationships between UK and International cancer charities and Singapore Volition; and lobby government, health organization and other policy makers on behalf of Singapore Volition and promote the socially responsible ethos of Singapore Volition. These services were improperly characterized as research and development activities; therefore, we have revised Note 7 on Page 8 of Exhibit 99.03 to include the following language:

“During the nine month period ended September 30, 2011, the Company issued 350,000 shares of common stock to a related party in advance for services to be performed over a five year period to raise the profile of the Company through the development of relationships with medical organisations, cancer charities, government and other policy makers. The shares were valued at $1.00 per share based on the most recent cash issuance prices relative to the grant date as this was determined to be the most readily determinable value in accordance with ASC 718 and ASC 505.”

Exhibit 99.2

1.Basis of Presentation, page 5

26.

You state that your pro forma balance gives effect to the transaction as if it occurred on October 6, 2011. Article 11 requires that your balance sheet be computed assuming the transaction was consummated on the date of the latest balance sheet included in the filing. Please revise accordingly.

RESPONSE:  We have revised Note 1 on Page 5 of Exhibit 99.02 to include the following language:

“(a) an unaudited pro forma balance sheet combining the audited balance sheet of SCC as at August 31, 2011 and the unaudited interim balance sheet of Singapore as at September 30, 2011, giving effect to the transaction as if it occurred on September 30, 2011;”

Exhibit 99.3

Condensed Consolidated Statement of Operations, page 3

27.

Please classify stock based compensation in the same line item(s) you classify compensation paid in cash. In this regard, please revise to reclassify your share-based payment arrangement to the appropriate line item in the statement of operations. Refer to SAB Topic. 14:F. Please ensure that you revise your proforma statement of operations in Exhibit 99.2.

RESPONSE:  We have revised Exhibits 99.02 and 99.03 to classify stock based compensation in the same line item as compensation paid in cash. Additionally, we have revised the Filing on Page 34 to clarify the operating expenses for the three months and nine months ended September 30, 2011.

150 Orchard Road

Orchard Plaza 08-02

Singapore 238841

In connection with the Company’s responding to the comments set forth in the January 27, 2012 letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

VolitionRX Limited

/s/ Cameron Reynolds

By: Cameron Reynolds

Title:  President and Chief Executive Officer

150 Orchard Road

Orchard Plaza 08-02

Singapore 238841